Exhibit (d)(3)

CONFIDENTIALITY AGREEMENT

November 6, 2009

HID Global Corporation

15370 Barranca Parkway

Irvine, CA 92618

Attention: Tim Moxon, Director, Mergers & Acquisitions

Dear HID Global Corporation:

In connection with your consideration of a possible transaction with LaserCard Corporation (the “Company”) (a “Transaction”), you have requested the right to review certain non-public information of the Company. In consideration of, and as a condition to, furnishing you with such information and any other information (whether in oral or written form, electronically stored or otherwise) delivered to you or any of your affiliates (as defined in paragraph 5 hereof), directors, officers, employees, legal or financial advisors, agents, representatives or “controlling persons” (within the meaning of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) (such persons with respect to any person being herein referred to collectively as that person’s “Representatives”) by us or our Representatives (such information, whether in written, oral, electronic or other form and whether prepared or made available to you before, on or after the date hereof, as well as any notes, analyses, compilations, studies, documents or other materials prepared by or on behalf of you or your Representatives which contain, are based on, derived from or otherwise reflect in whole or in part such information, in whatever form maintained or derived, collectively being referred to herein as “Evaluation Material”) in connection with your consideration of the Transaction, as well as a condition to further discussions among the parties, the parties agree, as follows:

1.	You and your Representatives (i) will use the Evaluation Material solely for the purpose of evaluating the Transaction with the Company by you or your affiliates, and (ii) will keep the Evaluation Material strictly confidential and will not (except as required by applicable law, regulation, legal process, civil or regulatory investigative demand or other similar process, and in such case only in compliance with paragraph 3 below), without the Company’s prior written consent, disclose any of the Evaluation Material to any person, except that the Evaluation Material (or portions thereof) may be disclosed to those of your Representatives who need to know such information solely for the purpose of evaluating the Transaction with the Company (provided that prior to such disclosure your Representatives will be informed of the confidential nature of the Evaluation Material and shall agree to be bound by this letter agreement to the same extent as if they were parties thereto). You agree to be responsible for any breach of this letter agreement by your Representatives, and that the Company shall be entitled to directly enforce such agreement against you (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against your Representatives with respect to such breach). You shall secure and safeguard any and all information, documents, work in process, and work product that embodies Evaluation Material to reasonably restrict access and prevent unauthorized use and/or disclosure. You further agree that you will maintain reasonable procedures to protect the secrecy of and prevent accidental or other loss or unauthorized use of any Evaluation Material. You shall reproduce the Company’s proprietary rights notices on any copies of Evaluation Material, in the same manner in which such notices were set forth in or on the original. You shall not reverse engineer, disassemble or decompile any prototypes, software or other tangible objects that embody Evaluation Material.

The parties recognize and acknowledge the competitive value of the Transaction Information (as such term is defined in paragraph 4 hereof) and Evaluation Material and the damage that could result to the Company if the Transaction Information or Evaluation Material were used or disclosed except as authorized by this letter agreement. You understand that some Evaluation Material deemed competitively sensitive may be designated for review solely by your outside advisors or by those of your employees whose responsibilities do not include contacting customers or potential customers or the determination of product pricing, and you agree to, and to cause your Representatives to, abide by such designation.

2.	The term “Evaluation Material” does not include any information which (1) at the time of disclosure or thereafter is generally known by the public (other than as a result of its disclosure by you or your Representatives), (ii) was or becomes available to you on a non-confidential basis from a person not known by you (after reasonable inquiry) to be bound by a confidentiality agreement with the Company or its Representatives or who is not known by you (after reasonable inquiry) to be prohibited from transmitting the information to you, (iii) is within your possession prior to it being furnished to you, provided that the person providing such information was not known by you (after reasonable inquiry) to be bound by a confidentiality agreement or obligation with or to the Company or its Representatives or (iii) was independently developed by you or your Representatives without violation of any of your obligations under this letter agreement and without any use of or reference to any Evaluation Material. As used in this letter agreement, the term “person” shall be broadly interpreted to include, without limitation, any corporation, company, partnership, limited liability company, group, association or other entity or individual, acting individually or together.

3.	In the event that either party or its Representatives receives a request or is required to disclose any Transaction Information (as defined below) or you or your Representatives receive a request or are required to disclose all or any part of the information contained in the Evaluation Material pursuant to the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or a governmental or regulatory body or pursuant to a civil investigative demand or similar process (including, without limitation, by oral questions, interrogatories, other requests for information or documents in legal proceedings, subpoena, civil or regulatory investigative demand or other similar process), the parties agree to (i) where lawful , promptly notify the counterparty of the existence, terms and circumstances surrounding such a request, so that the party seeking to limit disclosure may seek an appropriate protective order, at the sole expense of the party seeking to limit disclosure, and/or waive compliance with the provisions of this letter agreement (and, if the party seeking to limit disclosure seeks such an order, to provide such cooperation as the party seeking to limit disclosure shall reasonably request), (ii) if such protective order or remedy is not obtained or the party seeking to limit disclosure waives compliance with the provisions of this letter agreement, and if disclosure of such information is required upon the advice of counsel, disclose only such information which the disclosing party is advised by its counsel is legally required to be disclosed and (iii) exercise commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such information and cooperate fully with any efforts of the party seeking to limit disclosure to achieve the same, at the sole expense of the party seeking to limit disclosure.

4.	Unless otherwise required by law in the opinion of counsel, neither party nor its Representatives will, without the counterparty’s prior written consent, disclose to any person the existence of this letter agreement or provide a copy of this letter agreement to any person, disclose to any person the fact that the Company is considering a possible transaction between the parties, disclose to any person either the fact that discussions or negotiations are taking place concerning a Transaction between the parties, or any of the terms, conditions or other facts with respect to any such Transaction, including, without limitation, the status thereof and the fact that the Evaluation Material has been made available to you (the information referred to in this paragraph 4, the “Transaction Information”).

5.

You agree that for a period of two years from the date of this letter agreement, neither you nor any of your affiliates will, directly or indirectly, solicit for purposes of employment as an employee or retention as’ a contractor, any of the officers or senior level employees, identified in connection with your evaluation of the Transaction, of the Company or its affiliates, or otherwise solicit, induce or otherwise encourage any officer or senior level employee of the Company or its affiliates to discontinue, cancel or refrain from entering into any relationship (contractual or otherwise) with the Company or any affiliate of the Company, without the Company’s prior written consent; provided, however, you shall not be prohibited from employing any such person who, without any direct or indirect solicitation by you, contacts you on his or her own initiative, including without limitation as a result of any general solicitation for employment made to the public. Generalized searches for employees in the ordinary course of business consistent with past practice through the use of advertisements in the media (including the trade media) or Web site job postings shall not constitute solicitation for purposes of this Section. The engagement of a recruiting firm to the extent that such firm’s efforts are not specifically targeted at any officer or employee of the Company shall also not constitute solicitation for purposes of this Section. For purposes of this letter agreement, “affiliate” means as to any person, any other person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such person or that owns more than 50% of the voting stock of such person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

6.	It is understood that the Company or its Representatives may arrange for appropriate contacts for due diligence purposes and, other than communication with such contacts regarding due diligence matters, until the earlier of (i) the consummation of a transaction between the Company and you, or (ii) two (2) years from the date of this letter agreement, you will not, and will cause your Representatives not to, initiate or maintain contact with any officer, director, employee, agent, affiliate, supplier, distributor, broker or customer of the Company or any of its subsidiaries regarding the Company or any of its subsidiaries or their respective operations, assets, prospects or finances, or seek any information in connection with a possible Transaction from such person, except for communications in the ordinary course of the parties’ business or with the express permission of the Company.

7.	You hereby acknowledge that Evaluation Material is being furnished to you in consideration of your agreement, and you hereby agree, that for a period of two (2) years from the date of this letter agreement, you and your Representatives shall not, directly or indirectly, and you shall cause any person or entity controlled by you not to, without the prior written consent of the Company, directly or indirectly, alone or jointly or in concert with any other person (including by providing financing to any other person), whether publicly or otherwise (i) in any manner acquire, agree to acquire or make any proposal to acquire any securities or property of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, recapitalization, business combination, partnership, joint venture or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any of the foregoing or with respect to any voting securities of the Company or any of its affiliates, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) advise, assist or encourage any other persons in connection with any of the foregoing. You also agree during such two-year period not to (x) request the Company (or its Representatives), directly or indirectly, to amend or waive any provision of this paragraph 7 (including this sentence) or otherwise consent to any action inconsistent with any provision of this paragraph 7 (including this sentence), (y) take any action (including, without limitation, any request or other communication to the Company or its Representatives regarding any amendment or waiver of any provision of this paragraph 7) which might require the Company or any of its affiliates to make a public announcement regarding this letter agreement, any of the matters referred to in this paragraph 7 or the possibility of a merger, consolidation, business combination or other similar transaction, including, without limitation, a Transaction, or (z) communicate with the Company’s shareholders regarding the subject matter of this letter agreement. Notwithstanding the foregoing, nothing shall prohibit you from submitting a proposal for a transaction to management and the Board of Directors of the Company. In addition, in the event that the Board of Directors of the Company shall approve any of the actions referred to in clause (ii) above, then none of the prohibitions of this paragraph 7 shall apply to the matters described in the clause (ii) above with respect to you and such approved actions.

8.	You acknowledge that you are aware, and that you will advise your Representatives who receive the Evaluation Material, that the United States securities laws prohibit any person who has material, non-public information concerning the matters which are the subject of this letter agreement from purchasing or selling securities of the Company (and options, warrants and rights relating thereto) or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person including, without limitation, any of your Representatives, is likely to purchase or sell such securities; and you agree to fully comply with such laws.

9.	To the extent that Evaluation Material may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Evaluation Material provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this agreement, and under the joint defense doctrine.

10.	This Agreement does not constitute or create any obligation of the Company to provide any Evaluation Material or other information to you, but merely defines the duties and obligations of the parties herein. Under no circumstances is the Company obligated to disclose or make available any information, including any Evaluation Material, which in its sole and absolute discretion determines not to disclose. Neither this letter agreement nor disclosure of any Evaluation Material to you shall be deemed by implication or otherwise to vest in you or your Representatives rights in or to the Evaluation Material, other than the right to use such Evaluation Material solely for the purpose of evaluating the Transaction. You understand and acknowledge that neither the Company nor any of its Representatives is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material or any other information provided to you by the Company or its Representatives. You understand and acknowledge that you may not rely on the accuracy or completeness of the Evaluation Material and that you may rely solely on those representations and warranties, if any, that are made to you in a definitive agreement regarding the Transaction when, as and if it is executed, subject to such limitations and restrictions as may be specified in such definitive agreement. Neither the Company nor any of its affiliates or Representatives, nor any of our respective officers, directors, employees, agents or controlling persons (within the meaning of the 1934 Act) shall have any liability to you or any other person (including, without limitation, any of your Representatives) resulting from your receipt or use of the Evaluation Material, unless specified in a definitive agreement. You acknowledge that the Company and its Representatives shall be free to take such actions regarding any possible transaction and for the dissemination of Evaluation Material which they in their sole discretion shall determine including, without limitation, negotiating with any other party and entering into a definitive transaction agreement with any other party without prior notice to you or any other person or discontinuing discussions or negotiations with you or any other party at any time for any reason or for no reason. Negotiations or agreement by us with any third party will not relieve either party or its Representatives from its obligations hereunder.

11.	The parties agree that unless and until a definitive agreement between the Company and you with respect to a Transaction has been executed and delivered, neither party will not be under any legal obligation of any kind whatsoever with respect to such Transaction or any other transaction by virtue of (i) this letter agreement or (ii) any written or oral expression with respect to such Transaction by either party’s Representatives except, in the case of this letter agreement, for the matters specifically agreed to herein. For purposes of this letter agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of any offer or bid by you.

12.	You agree that the Company has not granted you any license, copyright, patent, trade secret or similar right with respect to any of the Evaluation Material or any other information provided to you by the Company or its Representatives.

13.	At the request of the Company in its sole discretion and for any reason, or on your own initiative if you decide not to proceed with a Transaction (of which decision you will promptly notify the Company), you will promptly (and in any event no later than 10 business days after the request therefor), at your sole discretion, (a) return to us all of the Evaluation Material, including all copies, reproductions, summaries, analyses or extracts thereof or based thereon in your possession or in the possession of any of your Representatives or (b) destroy, unless such destruction is commercially unreasonable and/or in violation of your internal compliance obligations, all such Evaluation Material in your possession or in the possession of any of your Representatives (such destruction to be certified promptly in writing to us by your authorized officer supervising such destruction). Notwithstanding any such return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder; provided that to the extent any Evaluation Material is retained by you because its return or destruction would be commercially unreasonable and/or in violation of your internal compliance obligations, then the non-use and non-disclosure provisions of this letter agreement shall (notwithstanding paragraph 22 below) specifically survive for so long as such Evaluation Material is retained by you or your Representatives.

14.	The parties acknowledge that remedies at law may be inadequate to protect the parties against any actual or threatened breach of this letter agreement by the counterparty or by its Representatives and, without prejudice to the rights and remedies otherwise available to the allegedly harmed party, each party agrees that the allegedly harmed party shall be entitled to equitable relief (including specific performance or injunction) in the allegedly harmed party’s favor without proof of actual damages. Any equitable relief shall not be deemed to be the exclusive remedy for a breach of this letter agreement, but shall be in addition to all other remedies available at law or equity.

15.	The validity and interpretation of this letter agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules). You irrevocably and unconditionally (i) submit to the exclusive jurisdiction of the courts of the State of Delaware for the purpose of any suit, action, or other proceeding arising out of or relating to this letter agreement and the transactions contemplated thereby (each a “Proceeding”), (ii) agree that all claims in respect of any Proceeding shall be heard and determined exclusively in any such court, and (iii) waive, to the fullest extent permitted by law, any immunity you have acquired, or hereafter may acquire, from jurisdiction of any such court or from any legal process therein, and (iv) agree not to commence any Proceeding other than in such court, and waive, to the fullest extent permitted by applicable law, any claim that any such Proceeding brought in any such court has been brought in an inconvenient forum.

16.	If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provision hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

17.	This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein. No alteration, waiver, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each party and the same may be modified or waived only by a separate letter executed by the Company and you expressly so modifying or waiving such agreement.

18.	This Agreement may be executed and delivered either originally, by facsimile of the signature page or by e-mail of a scanned copy of the signature page in Adobe Acrobat PDF format, and in one or more counterparts, all of which taken together shall constitute one and the same instrument.

19.	This Agreement will be binding upon the parties and its Representatives and its respective heirs, successors and assigns, and will inure to the benefit of the counterparty and its Representatives and their respective heirs, successors and assigns. Neither party may assign any of its rights or obligations hereunder; provided, that, the Company reserves the right to assign its rights, powers and privileges under this letter agreement (including, without limitation, the right to enforce the terms of this letter agreement) to any person who enters into a transaction to acquire control of the Company or substantially all of its assets.

20.	Each party shall be responsible for its own costs and expenses incurred in connection with your evaluation of the Transaction.

21.	You acknowledge that the Evaluation Material you receive may include technical data developed in the United States, and therefore, you shall not export or re-export any Evaluation Material without full compliance with all applicable export laws.

22.	If the parties proceed with the contemplated Transaction, the provisions of this letter agreement shall be superseded by the agreements governing the contemplated Transaction. In any event, the obligations of the parties and their Representatives set forth herein shall terminate three (3) years after the date hereof, provided that any provisions that survive such termination shall continue to survive, including the last sentence of paragraph 13 hereof.

[Signature page follows]

This Agreement is being delivered to you in duplicate. Kindly execute and return one copy of this letter, which will constitute our Agreement with respect to the subject matter of this letter.

Very truly yours,

LASERCARD CORPORATION

By:	/s/ Robert T. DeVincenzi

Name:	R. T. DeVincenzi
Title	CEO

Confirmed and Agreed to

this 6th day of November 2009

HID GLOBAL CORPORATION

By:	/s/ Timothy B. Moxon

Name:	Tim Moxon
Title	Director, M&A